LITHIUM AMERICAS (ARGENTINA) CORP.

Voting Results for the Special Meeting of Shareholders of
Lithium Americas (Argentina) Corp. (the "Company") held on January 17, 2025 (the "Meeting")

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

	Outcome of Vote	Votes For	Votes Against

1. Pass a special resolution approving an arrangement under the Business Corporations Act (British Columbia) to effect a continuation of the Company under article 161 et seq. of the Swiss Federal Act on International Private Law and under articles 620 et seqq. of the Swiss Code of Obligations, as a corporation domiciled in Zug, Canton of Zug, Switzerland, as if the Company had been incorporated under the Swiss Code of Obligations.

	Carried	63,926,193 (99.23%)	496,395 (0.77%%)

	Outcome of Vote	Votes For	Votes Against
2. Pass an ordinary resolution approving the change of name of the Company from Lithium Americas (Argentina) Corp. to "Lithium Argentina AG/Lithium Argentina SA".	Carried	63,871,781 (99.15%)	550,807 (0.85%)

	Outcome of Vote	Votes For	Votes Against

3. Pass a special resolution approving the corporate purpose of the Company by adopting article 2 of the articles of association attached as Schedule "C" to the management information circular of the Company date December 4, 2024 (the "Circular").

	Carried	63,900,054 (99.19%)	522,533 (0.81%)

	Outcome of Vote	Votes For	Votes Against
4. Pass an ordinary resolution approving the share capital of the Company by adopting article 3 of the articles of association attached as Schedule "C" to the Circular.	Carried	62,624,151 (97.21%)	1,798,436 (2.79%)

	Outcome of Vote	Votes For	Votes Against
5. Pass a special resolution approving a capital band by adopting article 4 of the articles of association attached as Schedule "C" to the Circular, as amended and approved at the Meeting.	Carried	55,725,602 (86.50%)	8,696,987 (13.50%)

	Outcome of Vote	Votes For	Votes Against

6. Pass a special resolution approving conditional capital for equity incentive plans by adopting article 5 of the articles of association attached as Schedule "C" to the Circular, as amended and approved at the Meeting.

	Carried	52,776,473 (81.92%)	11,646,116 (18.08%)

	Outcome of Vote	Votes For	Votes Against

7. Pass a special resolution approving conditional capital for financing purposes by adopting article 6 of the articles of association attached as Schedule "C" to the Circular, as amended and approved at the Meeting.

	Carried	55,604,578 (86.31%)	8,818,011 (13.69%)

	Outcome of Vote	Votes For	Votes Against

8. Pass a special resolution authorizing the new articles of association of the Company in substantially the same form as the articles of association attached as Schedule "C" to the Circular, as amended and approved at the Meeting.

	Carried	62,238,668 (96.61%)	2,183,921 (3.39%)

	Outcome of Vote	Votes For	Votes Against

9. Pass a special resolution approving Swiss law as the authoritative and applicable legislation of the Company, that the business of the Company be transferred from Vancouver, British Columbia, Canada to Zug, Canton Zug, Switzerland, and that the Company shall have a new registered office with offices of its own situated at the following address: Dammstrasse 19, 6300, Zug, Switzerland.

	Carried	63,896,052 (99.18%)	526,537 (0.82%)

	Outcome of Vote	Votes For	Votes Against
10. Pass an ordinary resolution approving the appointment of PricewaterhouseCoopers AG, with registered office in Zug (CHE-254.525.813), as the Company's statutory auditor, pursuant to Swiss law.	Carried	63,920,254 (99.22%)	502,333 (0.78%)

	Outcome of Vote	Votes For	Votes Against

11. Pass an ordinary resolution confirming the appointment of John Kanellitsas to the board of directors of the Company (the "Board") and as executive chair of the Board for a term extending until completion of the next annual general meeting in 2025.

	Carried	63,393,169 (98.40%)	1,029,418 (1.60%)

	Outcome of Vote	Votes For	Votes Against
12. Pass an ordinary resolution confirming the appointment of Sam Pigott to the Board for a term extending until completion of the next annual general meeting in 2025.	Carried	63,570,863 (98.68%)	851,725 (1.32%)

	Outcome of Vote	Votes For	Votes Against

13. Pass an ordinary resolution confirming the appointment of George Ireland to the Board and a member of the Board's Governance, Nomination, Compensation and Leadership Committee for a term extending until completion of the next annual general meeting in 2025.

	Carried	62,655,993 (97.26%)	1,766,595 (2.74%)

	Outcome of Vote	Votes For	Votes Against
14. Pass an ordinary resolution confirming the appointment of Diego Lopez Casanello to the Board for a term extending until completion of the next annual general meeting in 2025.	Carried	63,843,025 (99.10%)	579,564 (0.90%)

	Outcome of Vote	Votes For	Votes Against

15. Pass an ordinary resolution confirming the appointment of Robert Doyle to the Board and a member of the Board's Governance, Nomination, Compensation and Leadership Committee for a term extending until completion of the next annual general meeting in 2025.

	Carried	62,817,490 (97.51%)	1,605,097 (2.49%)

	Outcome of Vote	Votes For	Votes Against
16. Pass an ordinary resolution confirming the appointment of Franco Mignacco to the Board for a term extending until completion of the next annual general meeting in 2025.	Carried	63,581,878 (98.70%)	840,710 (1.30%)

	Outcome of Vote	Votes For	Votes Against
17. Pass an ordinary resolution confirming the appointment of Monica Moretto to the Board for a term extending until completion of the next annual general meeting in 2025.	Carried	63,862,553 (99.13%)	560,035 (0.87%)

Outcome of Vote	Votes For	Votes Against

18. Pass an ordinary resolution confirming the appointment of Calum Morrison to the Board and a member of the Board's Governance, Nomination, Compensation and Leadership Committee for a term extending until completion of the next annual general meeting in 2025.

Carried	60,579,859 (94.04%)	3,842,727 (5.96%)

Outcome of Vote	Votes For	Votes Against

19. Pass an ordinary resolution electing Anwaltskanzlei Keller AG, Splügenstrasse 8, 8002 Zürich as the independent representative of the Company for a term extending until completion of the annual general meeting in 2025.

Carried	63,830,660 (99.08%)	591,930 (0.92%)

The vote on all matters was conducted by ballot at the virtual Meeting (and accordingly, the above totals represent proxies cast in addition to the votes cast in person at the Meeting and online on the virtual meeting platform).